UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ]Form 20-F    [ ]Form 11-K   [ ]Form 10-Q   [ ]Form N-SAR

                    SEC FILE NUMBER:  0-27351

For Period Ended: December 31, 2002

   [ ]   Transition Report on Form 10-K
   [ ]   Transition Report on Form 20-F
   [ ]   Transition Report on Form 11-K
   [ ]   Transition Report on Form 10-Q
   [ ]   Transition Report on Form N-SAR
   For the Transition Period Ended:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:                 LAZARUS INDUSTRIES, INC.
                                         ________________________________

Former Name if Applicable:               ________________________________

Address of Principal Executive Office:    10 West 100 South #610
                                         ________________________________

City, State and Zip Code:                 Salt Lake City, Utah 84101
                                         _________________________________

                PART II - RULES 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ]     (a)     The reasons described in reasonable detail in Part III of
this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)     The subject of annual report, semi-annual report,
transition report on Form 10-K; Form 20-F, 11-K, Form 1-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     (c)     The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

       Registrant has entered into a Stock Exchange Agreement (the "Exchange Agreement") with American Dairy Holdings, Inc., and has been in the process of completing due diligence and undertaking efforts to complete this transaction. This proposed transaction has been reported in recent 8-K filings. The Registrant has prepared a Schedule 14C Information Statement pertaining to matters in connection with this transaction, which will be filed immediately with the Securities and Exchange Commission. Because of these activities, there have been unexpected delays in completing the Company's Annual Report on Form 10-KSB. The Registrant expects its Form 10-KSB to be filed on or before April 15, 2003.

                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


        Jack M. Gertino                  (801) 532-7851
        ______________________________________________________________
            (Name)                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ] Yes  [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Lazarus Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    REGISTRANT:

                                    LAZARUS INDUSTRIES, INC.


Date: March 31, 2003            By   /s/ Jack M. Gertino
                                   -----------------------------------
                                   Jack M. Gertino, President and CEO